Dejour Identifies 250 kms of Conductors on Athabasca Uranium Properties and Commences its C$ 1.5 Million Exploration Program

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 31,262,857
Last Close: 11/07/2005 - $0.89
November 7, 2005 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman and CEO reports results from the Company’s 7200 line kilometres of airborne GEOTEM 1000 and MEGATEM II surveys carried out earlier this year on its 100% owned Athabasca Basin uranium properties.  Although the Company does not yet have all of its survey data processed and interpreted, completed surveys define more than 250 kilometres of conductors.

As a result of the encouraging survey information, the Company has commenced a C$ 1.5 million winter exploration program on its uranium properties.  The program commenced the first week of November, 2005 and should be completed by April 30, 2006.  The field work will consist of ground geophysics followed by diamond drilling to test the defined targets.  J. Allan McNutt, P. Geo., M.A.Sc., Manager of Mineral Exploration, is the Qualified Person for Dejour’s uranium projects.

The GEOTEM and MEGATEM II surveys confirmed and extended previously known basement conductors and also identified new conductors.  Uranium mineralization in the Athabasca Basin is typically associated with graphitic basement conductive horizons.

The ground geophysics will test the highest priority conductors defined by these recent airborne surveys.  Geophysics will also test areas on several properties where anomalous radioactivity and uranium mineralization had been identified by previous operators and confirmed by recent work.  Following the ground geophysical surveys, diamond drilling will test the targets defined.

About the Athabasca Basin

The Athabasca Basin in Northern Saskatchewan, Canada is the largest mineral production camp in North America.  This area hosts the world’s largest and highest grade uranium deposits accounting for 1/3 of the global uranium supply, a figure which is expected to increase significantly by the end of the decade. Exploration and uranium production in the Basin has support from all levels of governments, institutions, and organizations.

Dejour has the 5th largest mineral holdings in the Basin:

Total Claims – 60

Total Permits – 4

Total Hectares –359,357

Total Acres – 887,987

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This news release contains certain forward-looking statements that are subject to a variety of risks and uncertainties beyond Dejour’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Although Dejour believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these forward-looking statements.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com